Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Banzai International, Inc. on Form S-1 of our report dated April 1, 2024, except for Note 3 as to which the date is September 19, 2024, which includes an explanatory paragraph as to Banzai International, Inc.’s ability to continue as a going concern with respect to our audits of the consolidated financial statements of Banzai International, Inc. as of December 31, 2023 and 2022 and for the years then ended, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Marlton, NJ

September 23, 2024